December 11, 2013

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and

Exchange Commission

1 Station Place, N. E. Stop 7010

Washington, DC 20549-7010

RE:	Hexcel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 8, 2013
File No. 1-8472

Dear Mr. O’Brien:

The Company is furnishing the supplementary information and comments with reference to the matters and questions raised in your letter dated November 1, 2013.  The items below correspond to the matters in your letter; the Commission’s questions have been repeated, and the Company’s response immediately follows.

The Company acknowledges that responsibility for the adequacy and accuracy of all disclosures within our filings rests with the Company, that staff comments and/or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis, page 26

Results of Operations, page 28

1.  We note your statement that you find it meaningful to evaluate the performance of your segments through the three end business markets. However, based on the sales discussion that follows this statement, it is not clear where or how you have provided adequate discussion and analysis of the sales of your actual reporting segments. Within the discussion on page 29, we note that only the Commercial Aerospace market discusses sales attributable to both of the segments. Please revise future filings accordingly. Refer to Section 501.06.a. of the FRC.

Company Response

The Company will add disclosure to this effect in future filings.

2.  Multiple factors impacting the results of operations are cited throughout the discussion and analysis. To the extent practicable, revise future filings to quantify the impact of each identified factor when multiple factors are identified as impacting the results of operations. For example, disclosure on page 29 states that the increase in gross margin for 2012 reflected “higher volume and continued improvements in operating performance.” On page 30, you disclose that operating income for Composite Materials increased as a result of “productivity leverage and good leverage on higher sales volume” and that operating income for Engineered Products decreased “as higher sales volume was offset by unfavorable product mix and costs related to the start-up of new programs.” Refer to Section 501.04 of the FRC for guidance.

Company Response

The Company advises the Staff that where practicable, we provide quantitative disclosure of factors we believe to be material that impact the Company’s results of operations when the information is reasonably available and reasonably precise. Quantification is typically provided for amounts that are discrete in nature such as large insurance settlements, gain on the sale of land, environmental charges, and certain income tax items, all of which are included in the discussion of the Company’s results of operations in the 2012 10-K. However, quantifying the impact of certain factors such as product mix, productivity improvements, and individual input costs is inherently less precise due to the assumptions involved in quantifying these items in isolation. In the future, should we determine that any of these factors are quantifiable, we will disclose the impact.  Our disclosures have been provided to show qualitative trends and aid in understanding of the underlying financial information provided. We do list factors that impact the Company’s results of operations in order of magnitude, beginning with the most significant, when providing such explanation in the Company’s filings.

In future filings, the Company will continue to review the disclosures to determine if any additional factors that are material can be practicably quantified and if so, the Company will provide the appropriate additional disclosure.

Note 3 — Net Property, Plant and Equipment, page 49

3. We note construction in progress represents a significant percentage of your December 31, 2012 total assets. Please tell us and revise future filings to describe for each material project: i) the business purpose and identify the construction commencement date and the expected completion date; and ii) the nature of the costs classified to this account, clearly distinguishing them from repairs and maintenance costs. See Items 102 and 303(A)(2)(i) of Regulation S-K.

Company Response

The $335.6 million in construction in progress represents costs for the construction of new assets, including equipment, materials, labor, delivery, and capitalized interest applicable to major projects and does not include repairs and maintenance costs.  The Company’s major capital expansion projects require long lead times and can take up to two years to complete.  The Company believes that its capital expansion capabilities, its manufacturing footprint and design and the capability of its equipment provide a significant competitive advantage.

The Company respectfully submits that it currently does not provide a breakdown of its construction in progress by project as disclosure of this information would competitively disadvantage the Company relative to its direct competitors and the Company does not believe disclosure of this information provides material information to investors. The Company’s industry is highly competitive with a limited number of competitors bidding for contracts from a common set of customers. Pricing is very sensitive in the aerospace industry and given the high capital investment requirements necessary to manufacture carbon fiber products, the cost of equipment is a large component of the pricing structure.  Moreover, none of the Company’s direct competitors disclose detailed construction by project. Given the uneven level of disclosure of capital construction information between the Company and its competitors, the Company believes that it would be competitively disadvantaged if it were to provide a breakdown of construction projects.

Further, the Company believes that information about its construction by project is not material to an investor’s decision.  Given the Company’s existing disclosure on its assets by segment, disclosure of major manufacturing facilities, and the proposed enhancements to these disclosures as set forth below, the Company does not believe that providing a breakdown of its construction in progress by project will materially add to the mix of information available to investors.

In accordance with Items 102 and 303(A)(2)(i) of Regulation S-K we will include additional information in Management’s Discussion and Analysis in future filings. The following reflects an example of likely disclosure:

The Company is in the process of expanding capacity over a multi-year period, primarily for manufacture of carbon fiber and prepregs to support Aerospace growth, including the A350 XWB.  These capital projects require large expenditures and long lead times, some taking up to two years to complete.  Almost 90% of the $335.6 million in construction in progress as of December 31, 2012 represents spending on expansion projects primarily at our Decatur, Alabama, Salt Lake City, Utah and Duxford, England facilities.  We expect a majority of these projects to be placed in service during 2013, with the remainder placed into service in 2014.

Form 10- Q for the period ended September 30, 2013

Management’s Discussion and Analysis, page 16

4. We note the declines in Industrial sales over the past three quarters (compared to the year-ago periods), particularly the decreases in wind sales, which is the largest submarket within Industrial. We also note from the transcripts to the earnings calls of each of the quarters of 2013 the uncertainties and difficulties that apparently lie ahead within this particular market, as well as the interest of the analysts in your plans for this business. Therefore, in future filings, beginning with your December 31, 2013 Form 10-K, please: i) quantify separately the carrying value of the assets attributable to the Industrial end market, and the carrying value of the assets attributable to your wind submarket; ii) discuss in detail the macro-and micro-economic factors that are materially adversely impacting the results of these businesses; and iii) discuss your basis for the assumptions utilized that would not currently result in an impairment to these assets.

Company Response

The Company advises the Staff that the description Industrial market signifies the end use of the product and is not a business segment or asset group.  Many of the assets used to produce Industrial Products are also able to produce Commercial Aerospace and Space & Defense products.  The net book value of assets used directly in the production of sales to the wind submarket is less than 2% of the total net book value of fixed assets for the Company, and with certain modifications, these assets can also be used to manufacture other products in other markets.  The Company annually reviews the indicators for impairment to the wind submarket assets unless there are indications that a review should be performed sooner. Through September 30, 2013 there has been no indication that further testing is necessary but we are closely monitoring the situation.

Our wind sales peaked in the first half of 2012 as the expiration of the U.S. production tax credits (PTC) at the end of 2012 drove unusual amounts of activity.  While for the third quarter of 2013 wind sales were 22% lower than the third quarter of 2012, sales for the first three quarters of 2013 have been at about the same run rate as 2011.  In January 2013, the PTCs were extended again, but only for projects commenced by December 31, 2013.  Given that, as of September 30, 2013, Vestas, our largest customer in the wind market, had a near record high backlog of 7.6 megawatts, we expect the sales for the wind submarket to increase modestly over their current levels.

Sincerely,

/s/ Wayne Pensky
Wayne Pensky
Senior Vice President and
Chief Financial Officer